UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)

GasLog Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G37585109

(CUSIP Number)

Peter G. Livanos
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
98000, Monaco

Copies to:

William P. Rogers, Jr., Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 (212) 474-1000 (telephone number) +1 (212) 474-3700 (facsimile number)	Charles Lubar, Esq. Morgan, Lewis & Bockius LLP Condor House 5-10 St. Paul’s Churchyard London, ENGLAND EC4M 8AL +44 (0)20 3201 5531 (telephone number) +44 (0)20 3201 5001 (facsimile number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  G37585109

1	NAMES OF REPORTING PERSONS Peter G. Livanos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece and the United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,403,442
	8	SHARED VOTING POWER 145,000
	9	SOLE DISPOSITIVE POWER 31,403,442
	10	SHARED DISPOSITIVE POWER 145,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,548,442
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS Ceres Shipping Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,727,014
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 29,727,014
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,727,014
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS Blenheim Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,727,014
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 29,727,014
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,727,014
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS Maple Tree Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,025,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,025,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS Ash Tree S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 580,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 580,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS Falconera Navigation Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 145,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

Explanatory Note

The purpose of this Amendment No. 3 (this “Amendment No. 3”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 29, 2012 (the “Original Schedule 13D”), as amended on March 13, 2014 and April 16, 2014 (as amended, the “Amended Schedule 13D”) is to reflect the following transactions in common shares of GasLog Ltd. (“Shares”): (1) a transfer of 1,605,000 Shares held directly by Blenheim Holdings Ltd. (“Blenheim”) to Maple Tree Holdings Ltd. and Ash Tree S.A. (the “Transferees”), entities whose share capital is owned by Peter G. Livanos, and (2) Blenheim entering into a margin loan facility agreement pursuant to which it pledged 6,000,000 Shares to secure its obligations under the margin loan agreement. The margin loan facility will not be used to purchase additional shares of GasLog Ltd. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the respective meanings assigned to such terms in the Amended Schedule 13D.

Item 2. Identity and Background

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Maple Tree Holdings Ltd.		Clarendon House 2 Church Street Hamilton, Bermuda	Bermuda	N/A	investment holding company
Directors
Elly G. Eleftheriou		9 Kalavriton Street Athens 157 73, Greece	Greece	Attorney at Law 9 Kalavriton Street Athens 157 73, Greece	attorney-at- law
Jean Haramis		c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Switzerland	c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Managing Director	family office
Officers
Secretary	Codan Services Limited	Clarendon House 2 Church Street Hamilton, Bermuda	Bermuda	N/A	local agents
Ash Tree S.A.		Edificio Capital Plaza, piso 8, Av. Roberto Motta y Costa del Este, Costa del Este, Panama, Republic of Panama	Panama	N/A	investment holding company
Directors

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Peter G. Livanos		c/o Gaslog Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Greece and United Kingdom	GasLog Ltd. c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Chairman/Director Ceres Shipping Ltd. Chairman/Director and sole shareholder	international owner, operator and manager of LNG carriers holding company that has interests in tankers, dry bulk carriers and containerships
Elly G. Eleftheriou		See above	See above	See above	See above
Bruce L. Blythe		Minera Mews London SW1W 96D	U.S.A. and United Kingdom	GasLog Ltd. c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Director Ceres Shipping Ltd. Clarendon House 2 Church Street Hamilton, Bermuda Director	See above See above
Officers
President	Peter G. Livanos	See above	See above	See above	See above
Secretary	Elly G. Eleftheriou	See above	See above	See above	See above
Treasurer	Bruce L. Blythe	See above	See above	See above	See above

Item 4. Interest in Securities of the Issuer

In connection with the margin loan facility agreement described in Item 6 below, Blenheim pledged 6,000,000 Shares to secure a loan to it in an amount of up to $60,000,000.

Item 5. Interest in Securities of the Issuer

The first paragraph of Section (a) and Sections (b) and (c) of Item 5 are amended and restated as follows:

(a) See items 11 and 13 on Cover Pages to this Amendment No. 3. Percentages are based on 80,993,126 Shares outstanding, as reported by the Issuer in the prospectus supplement filed with the Commission on April 14, 2014 and the Form 6-K furnished to the Commission on April 16, 2014.

Peter G. Livanos. Peter G. Livanos is the direct beneficial owner of 71,428 Shares.

Ceres Shipping Ltd. (“Ceres”). Mr. Livanos beneficially owns 100% of the share capital of Ceres. Ceres does not directly own any Shares.

Blenheim. Blenheim is the direct beneficial owner of 29,727,014 Shares. Ceres beneficially owns a majority of the share capital of Blenheim, and, pursuant to the bye-laws of Blenheim:

“any question relevant to the voting or the sale, transfer or other disposal of any shares of [the Issuer] held from time to time by [Blenheim], and the disposition of any proceeds thereof, . . . shall be decided by a resolution adopted by [the holders] of a majority of the issued and outstanding shares”.

Maple Tree Holdings Ltd. (“Maple Tree”). Mr. Livanos beneficially owns 100% of the share capital of Maple Tree. Maple Tree is the direct beneficial owner of 1,025,000 Shares.

Ash Tree S.A (“Ash Tree”). Mr. Livanos beneficially owns 100% of the share capital of Ash Tree. Ash Tree is the direct beneficial owner of 580,000 Shares.

Falconera. Falconera is the direct beneficial owner of 145,000 Shares. Mr. Livanos is an officer and a member of the board of directors of Falconera. Accordingly, he may be deemed to have shared voting and/or dispositive power over the Shares owned by Falconera.

Mr. Livanos, Blenheim, Ceres, Maple Tree and Ash Tree disclaim beneficial ownership of the Shares owned by Falconera, and Falconera disclaims beneficial ownership of the Shares owned by Mr. Livanos, Blenheim, Ceres, Maple Tree and Ash Tree.

Except as set forth in this Item 5(a), none of the Reporting Persons owns beneficially any Shares.

(b) Number of Shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Amendment No. 3.

(ii) Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Amendment No. 3.

(iii) Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Amendment No. 3.

(iv) Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Amendment No. 3.

(c) On September 25, 2014, in a series of transactions, 1,605,000 Shares held directly by Blenheim were transferred to Maple Tree (1,025,000 Shares) and Ash Tree (580,000 Shares), entities whose share capital is owned by Peter G. Livanos. On September 25, 2014, Blenheim entered into a margin loan agreement pursuant to which it pledged 6,000,000 Shares to secure its obligations under the loan agreement. Except as described in this Item 5(c), there have been no transactions in the Shares effected during the past 60 days by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 25, 2014, Blenheim, as borrower (the “Borrower”), entered into a secured margin loan facility agreement  (the “Margin Loan Agreement”) with Citibank N.A., London Branch, as lender (the “Lender”), which permits the Borrower, subject to certain funding conditions, to borrow up to $60,000,000. All amounts outstanding under the Margin Loan Agreement over the term of the loan are, and will be, secured by the 6,000,000 Shares pursuant to a Security Deed, dated as of September 25, 2014, between the Borrower and the Lender. The maturity date under the Margin Loan Agreement is the earlier of (i) two years following the first drawdown under the Margin Loan Agreement and (ii) the occurrence and continuation of certain termination events or the occurrence of certain events that require the Borrower to prepay the loans in full. If the Borrower defaults on its obligations under the Margin Loan Agreement then the Lender may declare all borrowings outstanding under the Margin Loan Agreement, to be immediately due and payable, and if the Borrower is unable to pay such amounts, the Lender may foreclose on the pledged Shares and any other collateral that then secures the Borrower’s obligations under the Margin Loan Agreement.

On September 26, 2014, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect the securities of the Issuer to the extent required by applicable law. This summary of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as disclosed in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated as of September 26, 2014 among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 26, 2014

Peter G. Livanos

By:	/s/ Peter G. Livanos

Blenheim Holdings Ltd.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director

Ceres Shipping Ltd.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director

Maple Tree Holdings Ltd.

By:	/s/ Elly G. Eleftheriou
Name:	Elly G. Eleftheriou
Title:	Director

Ash Tree S.A.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director

Falconera Navigation Inc.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director